
April 22, 2011

Leong Siak Hung
Chief Executive Officer
Asia Entertainment & Resources Ltd.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

>   **Re:** **Asia Entertainment & Resources Ltd.**
>   **Post-Effective Amendment No. 4 on Form F-3 to**
>   **Registration Statement on Form F-1**
>   **Filed April 8, 2011**
>   **File No. 333-166860**

Dear Mr. Leong:

We have received your response to our prior comment letter to you dated February 22, 2011 and have the following additional comments.

Selected Financial Data, page 4

1. Refer to the pro forma financial information presented at the bottom of page 6. Pro forma income statement results should be provided for only the most recent fiscal year pursuant to Rule 11-02(c)(2)(i) of Regulation S-X. Please delete the presentations for fiscal 2009 and 2008.

Recent Developments, page 7

2. Please file executed copies of agreements for the transactions described in this section with the next amendment.

Risk Factors, page 12

Macau's infrastructure may limit, page 21

3. Refer to your discussion of AGRL's VIP gaming promoters on page 15. We note the revisions you have made in response to our prior comment 7. However, please expand your narrative to specifically state that your VIP gaming promoters

are subject to the risk they may have a material weakness regarding their ability to prepare financial statements in accordance with U.S. GAAP.

4. We note that your intangible assets, including goodwill, amount to approximately 88% of your shareholders' equity balance as of December 31, 2010. We believe that it would be appropriate to address this relationship and the related risks of same in your disclosure of Risk Factors. Please expand your disclosure accordingly or advise as to why you do not believe that such disclosure is required.

5. We note your response to our prior comment 10 and your revision on page 21. Please refrain from referring to compound growth rates, as it appears that these represent 2 discrete snapshots in time but do not show trends or events during the remaining period.

MD&A

Year ended December 31, 2010 Compared to Year ended December 31, 2009, page 55

6. Refer to the comparative table at the top of the page. GAAP and non-GAAP financial measures should not be commingled. Please place any non-GAAP measures that you elect to present in a separately labeled section of the table that follows your presentation of financial information prepared in accordance with GAAP. We refer to the measure "Rolling Chip Turnover" as well as any line items that refer to Income "before Amortization." Our comment applies to the comparative tables at the top of page 57 and on page 58 as well.

7. In addition, if you elect to present any non-GAAP measures based upon Income "before Amortization," you must also include a comparable GAAP based measure and/or computation in the GAAP section of the income statement. Explain, in the filing, what each non-GAAP measure represents and why you believe it is useful to investors. We may have further comments upon review of the revised disclosures.

8. In the first narrative paragraph of this section, you set forth five reasons why rolling chip turnover increased in fiscal 2010. To the extent practicable, please quantify the impact of each of the five reasons upon revenue in fiscal 2010.

9. Refer to your discussion of sales, general and administrative expenses on page 56. Please separately quantify (in dollar terms) the impact of the increase in administrative overhead as a public company, the increase in professional expenses and the impact of the acquisition of King's gaming on this income statement line item.

10. Your discussion of "income" on page 56, should be prepared after deduction of amortization. We will not object if you wish to quantify the impact of amortization on income for 2010. However, your discussion should based upon a GAAP measure. In addition, please quantify in dollar terms (to the extent practicable) the impact upon income of each of the five factors that you identify in your narrative.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 57

11. Refer to your discussion of revenue from VIP gaming promotion. Please separately quantify the dollar impact of the relocation to the MGM hotel and casino and the dollar impact of the increase of gaming tables at the Grand Waldo upon revenue in fiscal 2009.

Beneficial Ownership of Securities, page 80

12. We note your response to our prior comment 14. Please provide us with your analysis as to whether the affiliates of Spring Fortune or the recipients of shares issued pursuant to the Kings Gaming Purchase Agreement are a "group" for purposes of Section 13(d)(3) of the Securities Act.

Financial Statements
Asia Entertainment & Resources Ltd.
Consolidated and Combined Statements of Operations, page FS-5

13. Amortization of intangible assets is an operating expense and should be classified as such. Subtotals such as "Net Income (Loss) . . . before amortization" are not in accordance with GAAP. Please revise your presentation accordingly. Our comment applies to the Statement of Operations Data on page 5 and to any other presentations throughout the filing.

Note 2. Summary of Significant Accounting Policies
VIP Gaming Room Cage and Marker Accounting, page FS-13

14. Refer to the final paragraph on page FS-13. We assume that comparable disclosures are presented under Risk Factors. Please tell us the location of this disclosure. Alternatively, if our assumption is not correct, please expand your risk factor disclosures to provide appropriate disclosures.

Note 9. Acquisition of King's Gaming Promotion Limited, page FS-22

15. Please expand your disclosures to more completely address the primary reasons for the business combination (ASC 805-10-50-2-d) and to provide a detailed

quantitative description of the factors that make up the goodwill recognized (ASC 805-30-50-1-a).

16. Refer to the pro forma financial information at the bottom of page FS-24. Please confine your pro forma presentation to the years ended December 31, 2010 and 2009 as contemplated by ASC 805-10-50-2-h-3. In this regard, we assume that the initial accounting for the combination is complete. If our assumption is not correct, please provide the disclosures required by ASC 805-10-50-6.

17. We note that you consider substantially all of the contingent consideration to be part of the exchange transaction. Please discuss the consideration given to the possibility that the contingent payments may constitute a form of additional compensation to/or profit sharing with the sellers. Address, in detail, the indicators set forth in ASC 805-10-55-25 in your response.

Note 12. Segment and Geographic Information, page FS-28

18. Please expand your narrative disclosure to explain why there was no operation in Jeju in fiscal 2010 and to explain whether, when and under what conditions you expect operations to resume there.

King's Gaming Promotion Limited
Note 1 – Organization and Business of the Company, page FS-34

19. Refer to "Recent Events" under this heading. We understand that the profit interest agreement was actually entered into on November 10, 2010. If our understanding is correct, please update the financial statements of King's Gaming Promotion Limited for the quarter ended September 30, 2010. Statements of income and cash flows should be provided for the corresponding period of the previous year as well. The interim statements may be unaudited and should be presented in accordance with Article 10-01 of Regulation S-X.

20. Refer to "Accounts Receivable and Concentration of Credit Risk" on page FS-35. You state that, accounts receivable were due from one casino operator as of June 30, 2010, December 31, 2009 and 2008. However, no accounts receivable appear on the face of your balance sheet as of June 30, 2010 and December 31, 2009. Please advise.

21. In this regard, the apparent absence of any receivables balances as of the above referenced dates, as well as the absence of any accounts payable balance at June 30, 2010, does not appear to be consistent with the concept of an operating business in your industry. The combined financial statements of the other promoter companies all present such balances. Please explain, supplementally

and in detail, the absence of such basic accounts. We may have further comments upon review of your response.

Change in Certifying Accountant, page 98

22. You state, in the first paragraph of this disclosure, that the dismissal was approved "in connection with the acquisition." Please specifically identify the approving group. Please see Item (a)(1)(iii) of Item 304 of Regulation S-K for guidance.

23. The letter filed in Exhibit 16.1 refers to an amendment dated April 7, 2011. However, the amendment was actually filed on April 8, 2011. Please revise for clarity.

Experts, page 99

24. Please update this disclosure to address the financial statements of King's Gaming Promotion Limited.

General

25. Updated accountants' consents should be included in any amendment to the filing. Each accounting firm should also consent to the reference under "Independent Auditors" on page 67.

26. A consent is required with respect to the financial statements of King's Gaming Promotion Limited.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Erika Clampitt
        Fax: (212) 656-1284